

June 17, 2010

Mr. David Vellequette
Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

RE: **JDS Uniphase Corporation**
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Mr. Vellequette::

      We have reviewed your response letter dated May 28, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 27, 2009

Financial Statements, page 73

Item 9A. Controls and Procedures, page 146

1. We see that you determined that your disclosure controls and procedures and internal control over financial reporting were effective at June 27, 2009, June 28, 2008 and June 30, 2007. Please tell us how these internal control deficiencies which led to the out of period adjustments identified during fiscal 2009 and 2008 impact your prior conclusions that internal control over financial reporting and disclosure controls and procedures were effective. Further, please also tell us how the identification of these internal control deficiencies which led to the out of period adjustments impacted your current year assessment of disclosure controls and procedures and internal control over financial reporting.

2. In this regard, we noted that you disclose that there were no changes in your internal control over financial reporting during each of the quarterly periods within the years ended June 27, 2009 and June 28, 2008 that have materially affected the Company's internal control over financial reporting. In addition, we noted that you have not identified any material weaknesses during the 2009 and 2008 fiscal periods. However, we noted from your responses that it appears you have made certain changes to strengthen your controls, including hiring a new Controller and supporting accounting staff, and added new controls surrounding your quarterly close process. Please specifically tell us what changes you have made to your internal controls to reduce the internal control deficiencies which led to your out of period adjustments and tell us how you considered these changes in preparing the disclosures required by Item 308(c) of Regulation S-K in each Form 10-K and Form 10-Q for fiscal 2009 and 2008. Further, tell us if you have identified any material weaknesses in conjunction with the out of period adjustments identified in each of the past three years.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3640 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Julie Sherman
Reviewing Accountant